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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INSWEB CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45809K 10 3

(Cusip Number)

FEBRUARY 24, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 45809K 10 3			13G/A No. 1	Page 2 of 7

1.	Name of Reporting Person: INTUIT INC.		I.R.S. Identification Nos. of above persons (entities only): 77-0034661

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: - 0-

		6.	Shared Voting Power: - 0 -

		7.	Sole Dispositive Power: - 0 -

		8.	Shared Dispositive Power: - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

2

CUSIP No. 45809K 10 3			13G/A No. 1	Page 3 of 7

1.	Name of Reporting Person: INTUIT INSURANCE SERVICES, INC.		I.R.S. Identification Nos. of above persons (entities only): 54-1760300

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: VIRGINIA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: - 0 -

		6.	Shared Voting Power: - 0 -

		7.	Sole Dispositive Power: - 0 -

		8.	Shared Dispositive Power: - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

3

CUSIP NO	45809K 10 3	13G/A No. 1	Page 4 of 7

ITEM 1(a).	NAME OF ISSUER:

InsWeb Corporation, a Delaware corporation

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

11290 Pyrites Way, Suite 200 Gold River, CA 95670-4481

ITEM 2(a).	NAME OF PERSON FILING:

(i)	Intuit Inc.
(ii)	Intuit Insurance Services, Inc.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

(i)	2535 Garcia Avenue Mountain View, California 94043

(ii)	2535 Garcia Avenue Mountain View, California 94043

ITEM 2(c).	PLACE OF ORGANIZATION OR CITIZENSHIP:

(i)	Delaware
(ii)	Virginia

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.001 per share

ITEM 2(e).	CUSIP NUMBER:

45809k-10-3

ITEM 3.	NOT APPLICABLE

CUSIP NO	45809K 10 3	13G/A No. 1	Page 5 of 7

ITEM 4.	OWNERSHIP:

	(a)	Amount beneficially owned:
-0-

	(b)	Percent of class:
0%

	(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:
-0-

	(ii)	Shared power to vote or to direct the vote:
-0-

	(iii)	Sole power to dispose of or to direct the disposition of:
-0-

	(iv)	Shared power to dispose of or to direct the disposition of:
-0-

CUSIP NO	45809K 10 3	13G/A No. 1	Page 6 of 7

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

This Schedule 13G/A is being filed by Intuit Insurance Services, Inc. and Intuit Inc. Intuit Insurance Services, Inc., the former record holder of the shares, is a wholly-owned subsidiary of Intuit Inc.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

This Schedule 13G/A is being filed by Intuit Insurance Services, Inc. and Intuit Inc. Intuit Insurance Services, Inc., the former record holder of the shares, is a wholly-owned subsidiary of Intuit Inc.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATIONS:

Not applicable

CUSIP NO	45809K 10 3	13G/A No. 1	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2003

Intuit Inc.
/s/ ROBERT B. HENSKE

Robert B. Henske, Senior Vice President and Chief Financial Officer

Intuit Insurance Services, Inc.
/s/ LINDA FELLOWS

Linda Fellows, Vice President